Delisting Determination,The Nasdaq Stock Market, LLC,
December 3, 2009, South Texas Oil Company. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of South Texas Oil Company
(the Company), effective at the opening of the trading session on December 14, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5100, 5110(b), and IM-5100. The Company was notified of the Staffs determination on October 30, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on November 10, 2009.